Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
eCollege.com:

We consent to the incorporation by reference in the registration statements (No. 333-108501) on Form S-3 and (No. 333-34326) on Form S-8 of eCollege.com of our report dated March 31, 2005, with respect to the consolidated statements of operations, stockholders’ equity, and cash flows of eCollege.com and subsidiaries for the year ended December 31, 2004, which report appears in the December 31, 2006 annual report on Form 10-K of eCollege.com.

Our report refers to our audit of the consolidated financial statements before the effects of the adjustments to retrospectively reflect the discontinued operations discussed in note 3 to the consolidated financial statements. We were not engaged to audit, review, or apply any procedures to those adjustments.

KPMG LLP

Denver, Colorado
April 2, 2007